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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                                 CYBERFUND, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   232472 10 0
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                                 (CUSIP Number)


                             William J. Reilly, Esq.
                             401 Broadway, Suite 912
                               New York, NY 10013
                                 (212) 683-1570
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 26, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP No. 232472 10 0



1.  NAME OF REPORTING PERSON (REPORTING INDIVIDUAL)
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mark G. Hollo
    SSN: ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*
    A (   )
       ---
    B (   )
       ---

3.  SEC USE ONLY.

4.  SOURCE OF FUNDS*

    PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    YES(   )
        ---
    NO ( X )
        ---

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

    6,060,019

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Mark G. Hollo             6,060,019

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    (  )
     --

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    91.9%

14. TYPE OF REPORTING PERSON*

    IN

                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         TITLE OF CLASS:               Common Stock, $.001 par value
         ISSUER:                       Cyberfund, Inc. (formerly
                                       Semper Resources Individual)
         CUSIP No.:                    232472 10 0

         PRINCIPAL EXECUTIVE OFFICE:   5447 NW 42nd Ave.
                                       Boca Raton, FL 33496

ITEM 2.  IDENTITY AND BACKGROUND

         Mark G. Hollo (the "Reporting Individual") is the principal officer, director and shareholder of the Company. The Reporting Individual is self employed as a private investor whose business is at 528 Palm Way, Gulf Stream, FL 33483. During the last five years the Reporting Individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Individual is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The Company shares initially held by the Reporting Individual (the "Shares") were acquired in a stock-for-stock exchange which was completed on July 11, 1995 pursuant to which a Corporation of which the Reporting Individual is the controlling shareholder acquired a controlling interest in the Company. The shares which are issuable upon conversion of a convertible promissory note held by the Reporting Individual were based upon the payment of Company obligations by the Reporting Individual with his personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The purpose of the acquisition of the Shares by the Reporting Individual was for investment. The Reporting Individual intends to review his holdings with respect to the Company on a continuing basis. Depending on the Reporting Individual's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Shares and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Reporting Individual may acquire additional shares of the Company's common stock; sell all or a portion of his shares, now owned or hereinafter acquired; or maintain his position with respect to the Company, and formulate plans or proposals with respect to any such matters.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         (a) The 6,060,019 shares of the Company Common Stock beneficially owned by the Reporting Individual include 12,569 shares of Company common stock owned by International Bell, Inc., a corporation controlled by the Reporting Individual, 500,000 Shares owned individually by the Reporting Individual, 500,000 Shares owned by BR Trust, an entity controlled by the Reporting

Individual, and 500,000 Shares owned by The Fund, LLC, a Limited Liability Company controlled by the Reporting Individual, as well as 4,547,450 Shares which are issuable to the Reporting Individual or his assigns upon conversion of a Convertible Promissory Note held by the Reporting Individual but which have not been converted into shares of Common Stock as of March 26, 2007. The 1,512,569 issued and outstanding Shares beneficially owned by the Reporting Individual as of March 26, 2007 collectively represent 74% of the actual issued and outstanding shares of Common Stock of the Company as of that date. As of March 26, 2007, in the event that the Reporting Individual or his assigns had exercised the right to convert all of the Convertible Promissory Note into shares of Common Stock, the total of 6,060,019 common shares of the Company's Common Stock beneficially owned by the Reporting Individual would then have constituted approximately 91.9% of the Company's common stock that would have been outstanding following such conversion.

         (b) The Reporting Individual has sole voting and dispositive power with respect to all of the 6,060,019 Shares.

         (c) Except as described in Item 3 above, there have been no purchases or sales of the Company's common stock by the Reporting Individual within the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 26, 2007.
             --
                                  Reporting Individual:

                                  /s/ Mark G. Hollo
                                  --------------------------
                                  Mark G. Hollo






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